Exhibit 1

Hamilton, Bermuda
April 12, 2024

Flex LNG, Ltd. ("Flex LNG" or the "Company") (OSE/NYSE: FLNG) is pleased to announce that the charterer of Flex Endeavour has exercised an option to extend the firm period of the Time Charter by 500 days, from the third quarter of 2030 to the first quarter of 2032. As announced on November 23, 2022, in connection with the extension of three ships, the charterer has one further option to extend the Time Charter period by one additional year to 2033.

Please find the updated contract overview attached.

Øystein Kalleklev, CEO of Flex LNG Management AS, commented:
“We are glad to share another contract extension, bringing the total to three so far this year and evidencing the fact that our charterers like the service we provide. We have so far added about 4.4 years of additional firm backlog while we have been consuming about 3.6 years of backlog, thus putting us at a slight surplus in terms of contract backlog. With this extension, our total firm backlog stands at a solid 51 years, which may increase to 69 years in the event charterers are utilizing all their extension options..”

For further queries, please contact:

Media contact:
Øystein Kalleklev, CEO Tel: +47 23 11 40 00

Investor and Analyst contact:
Knut Traaholt, CFO Tel: +47 23 11 40 00

About Flex LNG
Flex LNG is a shipping company focused on the growing market for Liquefied Natural Gas (LNG). Our fleet consists of thirteen LNG carriers on the water and all of our vessels are state-of-the-art ships with the latest generation two- stroke propulsion (MEGI and X-DF). These modern ships offer significant improvements in fuel efficiency and thus also carbon footprint compared to the older steam and four-stroke propelled ships. We have built up a significant contract backlog, having fixed 11 of our 13 vessels on long term fixed-rate charter contracts and one vessel on variable hire time charter.
Flex LNG is listed both on the New York Stock Exchange (NYSE) and Oslo Stock Exchange (OSE) under the ticker "FLNG". For more information, go to: www.flexlng.com. The information contained on the Company’s website is not incorporated by reference into and does not constitute part of this release.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act